Exhibit 6

Results for financial year 2015

Paris, 12 February 2016:

In 2015, the Council of Europe Development Bank (CEB) achieved all of its activity objectives with a sound and stable financial performance. The Bank successfully reached the targets set for the second year of the Development Plan 2014-2016, efficiently pursuing its social mandate in Europe.

The CEB’s unaudited results show that net profit for 2015 reached € 127.0 million, the second highest level in the CEB’s history, after € 134.4 million in 2014 (-5.5%). Excluding an exceptional profit of € 7.7 million recorded in 2014 following a change in medical coverage for pensioners, net profit for 2015 remained stable in comparison with 2014. Net banking income in 2015 increased by € 6.7 million (or +4.0%) compared with 2014. This was due primarily to a positive impact of the valuation of financial instruments (IFRS) (+ € 9.4 million), partly offset by a slight decrease in net interest margin (- € 2.7 million), which mainly resulted from the contraction of fixed-income revenues on the held-to-maturity portfolio. Equity rose by 6.5% from € 2.6 billion as at 31 December 2014 to € 2.7 billion at the end of 2015 after profit allocation.

In 2015, € 2.3 billion worth of new projects were approved (+11.4% compared with 2014), of which two-thirds were dedicated to the CEB’s target countries. At the end of 2015, loans outstanding increased to € 13.1 billion (+4.0% compared with the end of 2014), 58% of which benefited CEB target countries. At the end of 2015, the stock of projects amounted to € 4.7 billion (+2.2% compared with the end of 2014) and loan disbursements reached € 1.8 billion (+5.6% compared with the end of 2014).

PROVISIONAL KEY FIGURES (unaudited*1)

EURO million (IFRS Accounting standards)	2015	2014	Variation*[2]
Loans outstanding	13 072	12 568	+4.0%

Projects approved during the year	2 301	2 065	+11.4%
Stock of projects	4 720	4 619	+2.2%

of which commitments signed during the year	2 235	1 551	+44.1%
Loans disbursed during the year*[3]	1 843	1 746	+5.6%

Issues*[3]	3 049	3 418	-10.8%

Total assets	25 116	25 545	-1.7%

Net profit	127.0	134.4	-5.5%

*[1]	Financial statements to be approved by the Governing Board
*[2]	Variations are calculated with figures in thousands of euros
*[3]	The exchange value in euros with the exchange rate at the date of transaction

Set up in 1956, the CEB (Council of Europe Development Bank) has 41 member states. Twenty-two Central, Eastern and South Eastern European countries, forming the Bank’s target countries, are listed among the member states.

Press contact: info@coebank.org	www.coebank.org